SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

FIRST EQUITY PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320097-20-7

(CUSIP Number)

Steven C. Metzger

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 320097-20-7

1)       Names of Reporting Persons

TPS Income, Inc.

................................................................................................................................................

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ..............................................................................................................................

(b)  ..............................................................................................................................

3) SEC Use Only .....................................................................................................................

WC

4) Source of Funds (See Instructions) .........................................................................................

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..................

............................................................................................................................................................

Delaware

6) Citizenship or Place of Organization ......................................................................................

396,410

7) Sole Voting Power ...................................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                                      -0-

Beneficially        8) Shared Voting Power ...............................................................................................

Owned by          ___________________________________________________________________________

Each Reporting                                                                                                                          396,410

Person With      9) Sole Dispositive Power .............................................................................................

___________________________________________________________________________

-0-

10) Shared Dispositive Power .......................................................................................

396,410

11) Aggregate Amount Beneficially Owned by Each Reporting Person .........................................

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..........

............................................................................................................................................................

37.48%

13) Percent of Class Represented by Amount in Row (11) ...........................................................

CO

14) Type of Reporting Person (See Instructions) .........................................................................

...............................................................................................................................................

...............................................................................................................................................

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of First Equity Properties, Inc., a Nevada corporation (the “Issuer” or “FEPI”), which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 320097-20-7.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) and (f). This Statement is filed on behalf of TPS Income, Inc., a Delaware corporation (“TPS” or the “Reporting Person”), which has its principal executive offices located at 1809 Lakecrest Court, Carrollton, Texas 75006. All of the issued and outstanding Common Stock of TPS is owned by Ted P. Stokely, an individual. The name, business address and capacity with TPS of each of the executive officers or directors of TPS are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

(d)       In the last five years, neither TPS nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither TPS nor any of its executive officers or directors was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds utilized by TPS to acquire the Shares described in Item 5(c) below came from the working capital funds of TPS.

Item 4. Purpose of Transaction

TPS acquired the Shares described in Item 5 below as an investment. TPS as a Reporting Person has no present plans or proposals which would result in TPS seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, TPS has no present plans or proposals which relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except that TPS may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

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(b)       an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; or

(d)       any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e)       any material change in the present capitalization or dividend policy of the Issuer; or

(f)       any other material change in the Issuer’s business or corporate structure; or

(g)       any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)       causing any class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (“Exchange Act”); or

(j)       any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) According to the latest information available from the Issuer, as of June 30, 2018, the total number of issued and outstanding Shares was 1,057,628 Shares. As of October 24, 2018, after giving effect to the transaction described in Item 5(c) below, TPS as the Reporting Person owns and holds, directly and beneficially, 396,410 Shares or approximately 37.48% of the class of outstanding Shares. Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TPS may be deemed to beneficially own the number of Shares owned by TPS described above. The only director of TPS is Ted P. Stokely, who may be deemed to beneficially own, pursuant to Rule 13d-3, the 396,410 Shares or approximately 37.48% of the class outstanding. Pursuant to Rule 13d-4, Mr. Stokely expressly declares that the filing of this Statement shall not be construed as an admission that Mr. Stokely is, for purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b)       Ted P. Stokely, as the only director of TPS, shares voting and dispositive power over the 396,410 Shares held by TPS.

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(c)       During the sixty calendar days ended October 24, 2018, the Reporting Person and its executive officers did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for TPS’s acquisition on October 24, 2018, of 396,410 Shares as a single block in a privately negotiated transaction from Nevada Sea Investments, Inc. for an aggregate purchase price of $332,113.05 (approximately $0.8378019 per Share). TPS owns no other Shares of the Issuer.

(d)       No person other than TPS or its Board of Directors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of FEPI Common Stock held by TPS.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

TPS does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 25, 2018

                                                          TPS INCOME, INC.

                                                                                                 By: /s/ Ted P. Stokely

                                                                             Ted P. Stokely, President

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SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

TPS INCOME, INC.

Name and Capacity with TPS Income, Inc.	Business Address	Present Business in which Employment is Conducted
Ted P. Stokely, Director, President, and Treasurer	1809 Lakecrest Court Carrollton, TX 75006	President, TPS Income, Inc.
Craig E. Landess, Vice President and Secretary	1603 LBJ Freeway Suite 300 Dallas, TX 75234	President, Winter Sun Management, Inc.